Exhibit 99.1

CALEDONIA MINING CORPORATION (“Corporation”) FORM OF PROXY (“PROXY”) Annual Meeting Friday, May 31, 2013, at 10:00 a.m. Toronto Time No. 44-01, 44th Floor, 40 King St. West, Toronto, ON (“Meeting”)

RECORD DATE:	April 19, 2013
CONTROL NUMBER: SEQUENCE #:
FILING DEADLINE FOR PROXY:	5:00 p.m. Toronto Time, Wednesday, May 29, 2013

VOTING METHODS
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	EQUITY FINANCIAL TRUST COMPANY 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Stefan Hayden, President & CEO of the Corporation, whom failing, Carl R. Jonsson, Chairman, (“Management Nominees”), or instead of either of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) thereof, to the same extent and with the same power as if the undersigned were personally  present at the said meeting or such adjournment(s) thereof in accordance with voting instructions, if any, provided below.

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED.

Proxy Voting - Guidelines and Conditions

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.
If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.
This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.
Each shareholder has the right to appoint a person other than Management Nominees specified herein to represent them at the Meeting or  any adjournment or postponement thereof. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the shareholders of the Corporation.

7.
To be valid, this proxy must be filed using one of the Voting Methods and before the Filing Deadline for Proxies, noted overleaf or in the case of any adjournment of the Meeting not less than 24 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned meeting . Late proxies may be accepted or rejected by the Chairman of the meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy

8.
If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the shareholder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

Investor inSite

Equity Financial Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit www.equityfinancialtrust.com/onlineservices

Click on, “Login to Investor inSite” and complete the registration form under “Register Online Now”. Call us toll free at 1-866-393-4891 with any questions.

Request for Annual and/or Interim Financial Statements and Notice of Electronic Delivery of Documents

National Instrument 51-102 – Continuous Disclosure Obligations – requires the Company to send annually to the registered and beneficial owners of its securities (“Securityholders”) a form which Securityholders may use to request a copy of Caledonia’s annual financial statements and annual MD&A, interim financial statements and interim MD&A’s, or both. All such materials are filed on www.sedar.com. Shareholders who do not complete and return this form will not receive any financial statements or MD&A’s for the next financial year.

Please note that Caledonia intends to provide – to the fullest extent possible – all future materials to its Securityholders requesting the same by electronic distribution. We expect that this will expedite Securityholders’ receipt of materials, lower Caledonia’s costs and reduce our “carbon footprint”. If you wish to receive the materials by email please provide your email address on the line provided below.

If you wish to  receive the  Caledonia materials described below, please complete and return this form to:

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

or by email to:  Jonsson@securitieslaw.bc.ca.

The undersigned Securityholder hereby elects to receive:

❒	only Interim Financial Statements for the quarters ending March 31, June 30 and September 30 and the related interim MD&A;

❒	only Annual Financial Statements for the fiscal year ended December 31 and related MD&A;

or
❒	BOTH – Interim Financial Statements and MD&A’s and the Annual Financial Statements and related MD&A

Please note that the Company mails a request form each year and Securityholders must complete and return the form each year in order to receive the documents for the forthcoming year.

Email  address:
_____________________________________________________

I confirm that I am a registered shareholder of Caledonia.

Signature of
Securityholder: _________________________________________

Date:_________________, 2013

CALEDONIA MINING COPORATION
FISCAL YEAR - 2013